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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                 February 2009

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Notice of Meeting, dated 2/11/2009

    AGM Title Page Corporate Data

    Management Information Circular, dated 2/11/2009

    Form of Proxy

    Voting Instruction Form (VIF)

    Financial Statement Request Form

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                          ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                          ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PEDIMENT EXPLORATION LTD.

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the offices of the Company, Suite 720 – 789 West Pender Street, Vancouver, British Columbia, on Friday, March 20, 2009 at 10:00 a.m., for the following purposes:

(a)

To receive the financial statements of the Company for the fiscal year ended September 30, 2008, together with the report of the auditors thereon;

(b)

To appoint auditors;

(c)

To determine the number of directors at eight;

(d)

To elect directors;

(e)

To approve the continuance of the Company’s Share Option Plan;

(f)

To approve the cancellation of stock options to purchase an aggregate of 650,000 common shares previously granted to insiders of the Company and the subsequent re-grant to insiders of the Company of stock options to purchase an aggregate of 520,000 common shares, as more particularly set out in the accompanying Information Circular; and

(g)

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Registered shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy, or to complete the Proxy by telephone or mail, in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 11th day of February, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Gary Freeman”

Gary Freeman,

President & Chief Executive Officer

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

PEDIMENT EXPLORATION LTD.

CORPORATE DATA

Head Office

Directors and Officers
Gary Freeman, Director, President & Chief Executive Officer
Melvin A. Herdrick, Director & Vice-President, Exploration
Chester Millar, Director & Chairman of the Board
André Audet, Director
Peter Wong, Director
Michael H. Halvorson, Director
Chris Theodoropoulos, Director
Leonard Harris, Director
John Seaman, Chief Financial Officer
Dayna Caouette, Secretary
Scott Kelly, Vice President, Finance

Registrar & Transfer Agent
Computershare Trust Company of Canada
3rd Floor – 510 Burrard Street
Vancouver, BC V6C 3B9

Solicitors
Bull, Housser & Tupper LLP
Barristers & Solicitors
3000 - 1055 West Georgia Street
Vancouver, BC V6E 3R3

Auditors
Smythe Ratcliffe LLP
7th Floor – 355 Burrard Street
Vancouver, BC V6C 2G8

Listing
Tier 2
TSX Venture Exchange
Symbol PEZ

PEDIMENT EXPLORATION LTD.

SUITE 720, 789 WEST PENDER STREET

VANCOUVER, BC  V6C 1H2

TELEPHONE:  604.682.4418

FAX:  604.669.0384

INFORMATION CIRCULAR

(as at February 11, 2009, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Pediment Exploration Ltd. (the “Company”) for use at the Annual General Meeting of Shareholders of the Company to be held on Friday, March 20, 2009 (the “Meeting”) and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.

These security holder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for () delivering these materials to you, and () executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.  (For further information relating to non-registered owners, see the discussion below under “INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES”.)

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Secretary of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.  To be valid, a proxy must be in writing and executed by the shareholder or its attorney authorized in writing, unless the shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form.  Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders’ own names.  Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”).  Shareholders who do not hold their shares in their own names (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBO’s”.  Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBO’s”.

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), the Company has elected to seek voting instructions directly from NOBO’s.  The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”).  This form is provided instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner.  VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own.  If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

EXERCISE OF DISCRETION

Shares represented by proxy are entitled to be voted on a show of hands or any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 43,944,587 fully paid and non-assessable common shares, each share carrying the right to one vote.  THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any Shareholder of record at the close of business on February 11, 2009 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of eight directors and it is intended to determine the number of directors at eight and to elect eight directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “Act”).

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Position, Province/State and Country of Residence(1)(2)	Principal Occupation or Employment(1)	Period as a Director of the Company	No. of Shares(1)
GARY R. FREEMAN Director, President & Chief Executive Officer Resident of BC, Canada	President, Chief Executive Officer and Director of the Company	March 11, 2005 to date	1,180,148(5)
CHESTER F. MILLAR Director & Chairman Resident of BC, Canada	Retired since May 1971	April 15, 2008 to date	Nil
ANDRE AUDET(3)(4) Director Resident of Ontario, Canada	Chairman & Chief Executive Officer of Everton Resources Inc., a Canadian mineral exploration and development company	February 28, 2005 to date	Nil
CHRIS THEODOROPOULOS(3)(4) Director Resident of BC, Canada	Chairman of Africo Resources, a Canadian mineral exploration and development company; President of Dominion Goldfields Corporation, a private investment and royalty firm	March 15, 2007 to date	5,000
MICHAEL H. HALVORSON Director Resident of Alberta, Canada	President of Halcorp Capital Ltd., an Alberta-based company that acts as a financial consultant to natural resource companies	March 17, 2006 to date	820,000(6)
MELVIN A. HERDRICK Director & Vice-President, Exploration Resident of Sonora, Mexico	Vice-President, Exploration and Director of the Company	November 1, 2005 to date	1,809,616
LEONARD HARRIS(4) Director Resident of Colorado, USA	Retired since May 1995	September 17, 2008 to date	20,000
LARRY OKADA Proposed Director Resident of BC, Canada

Retired since late 2008 and part-time
Chief Financial Officer of BCGold
Corp., a small mining exploration
company; previously, Chartered
Accountant in public practice, Staley,
Okada & Partners and
PricewaterhouseCoopers LLP (merger
in 2006), 1977 to late 2008

		N/A	Nil

NOTES:

(1)

The information as to province/state and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.  The description of the principal occupation or employment for Chester Millar, Leonard Harris and Larry Okada is for the past five years.

(2)

None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

(5)

Of this amount, 1,121,148 shares are owned by GF Consulting Corp., a private company wholly-owned by Mr. Freeman.

(6)

Of this amount, 175,000 shares are owned by Halcorp. Capital Ltd., a private company wholly-owned by Mr. Halvorson

Other than as mentioned below, none of the proposed nominees for election as a director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company ) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Gary Freeman

In May 2006, management of Peterborough Capital Corp. (“Peterborough”) applied to the British Columbia Securities Commission (the “BCSC”) for, and the BCSC issued on May 2, 2006, a management cease trade order as part of a voluntary process where specific insiders and management are subject to a cease trade order pursuant to CSA Staff Notice 57-301 as a result of the delay in filing of Peterborough’s audited financial statements for the year ended December 31, 2005.  On May 19, 2006, the Alberta Securities Commission issued a similar management cease trade order, which expired on July 10, 2006.  Peterborough filed its audited financial statements for the year ended December 31, 2005 on July 6, 2006, and the management cease trade order was revoked by the BCSC on August 10, 2006.  Gary Freeman is, and at the time was, a director of Peterborough and was an insider subject to the insider cease trade order.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following is a summary of the Company’s approach to corporate governance.

Board of Directors

The Company’s Board of Directors is currently comprised of eight directors:  Gary Freeman, Chester Millar, André Audet, Peter Wong (who is not standing for re-election), Melvin Herdrick, Michael Halvorson, Leonard Harris and Chris Theodoropoulos, of which five members, André Audet, Peter Wong, Chris Theodoropoulos, Leonard Harris and Michael Halvorson, are considered to be “independent” pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices and as that term is defined in National Instrument 52-110 – Audit Committees.  Gary Freeman as President and Chief Executive Officer, Melvin Herdrick as Vice-President, Exploration and Chester Millar as Chairman are not considered to be independent.  If he is elected, director nominee Larry Okada will also be an independent director.

Directorships

The following current directors of the Company or nominee are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions:

Name of Director	Other Reporting Issuers
Gary Freeman	Ethos Capital Corp. Becker Gold Mines Ltd. Pan Caribbean Minerals Inc. GFK Resources Inc.
André Audet	Everton Resources Inc. Majescor Resources Inc. Adventure Gold Inc. Focus Metals Inc. Pan Caribbean Minerals Inc. Mazorro Resources Inc. NQ Exploration Inc.
Peter Wong	Plutonic Power Corporation Ethos Capital Corp.
Michael Halvorson	Strathmore Minerals Corp. Esperanza Silver Corp. Orezone Resources Inc. Fission Energy Corp. Galena International Resources Ltd.
Melvin Herdrick	Pan Caribbean Minerals Inc.
Leonard Harris

Sulliden Exploration Inc.
Solitario Exploration & Royalty Corp.
Golden Arrow Resources Corporation
Endeavour Silver Corp.
Alamos Gold Inc.
Castle Gold Corporation
Cardero Resource Corp.
Canarc Resource Corp.
IMA Exploration Inc.
Indico Resources Limited

Chris Theodoropoulos	Peer 1 Network Enterprises Inc. Ethos Capital Corp. Africo Resources Ltd. Becker Gold Mines Ltd.
Chester Millar	Nil
Larry Okada	Nil

Orientation and Continuing Education

The Company does not have a formal orientation and continuing education program.  However, the Company ensures that new board members are properly trained and oriented as part of the Board of Directors’ overall stewardship responsibility, and the Company supports and encourages the continuing education of its employees.  The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company.  The Board discharges the following responsibilities as part of its overall stewardship responsibility:

•

the strategic planning process of the Company;

•

identification and management of the principal risks associated with the business of the Company;

•

planning for succession of management;

•

the Company’s policies regarding communications with its shareholders and others; and

•

the integrity of the internal controls and management information systems of the Company.

Ethical Business Conduct

The directors of the Company encourage and promote a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility.

Nomination of Directors

There is no formal procedure for the nomination of directors of the Company.  However, the Board of Directors considers potential future members as part of its succession planning.

Compensation

Effective October 1, 2008, the independent directors receive a quarterly fee of $2,500 for acting as directors, as well as an additional quarterly fee of $1,000 for each committee they are a member of.  They are entitled to participate in the Company’s Share Option Plan.  See “Executive Compensation – Compensation of Directors”.

A Compensation Committee has been established by the directors of the Company, the current members of which are André Audet, Chris Theodoropoulos and Leonard Harris.  The Compensation Committee of the Board of Directors of the Company operates under a written charter that sets out its responsibilities.  The charter for the Compensation Committee of the Board of Directors of the Company is attached to this Information Circular as Appendix 1.

Other Board Committees

The Board of Directors of the Company has formally appointed two committees:  an Audit Committee (see section headed “Audit Committee”) and a Compensation Committee (see “Compensation” above).

Assessments

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of individual directors, the Board as a whole, or any committee of the Board.

AUDIT COMMITTEE

Audit Committee’s Charter

The text of the Company’s Audit Committee Charter is attached as Appendix 2 to this Information Circular.

Composition of the Audit Committee

As at the date hereof, the members of the Audit Committee are Peter Wong (not standing for re-election as a director), Chris Theodoropoulos and André Audet, all of which are independent directors of the Company.  Each of the members of the Audit Committee is financially literate within the meaning of Section 1.5 of National Instrument 52-110 (“NI 52-110”) in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  If management’s proposed nominees for directors are elected at the Meeting, immediately following the Meeting, Larry Okada will be appointed to the Audit Committee in place of Mr. Wong, who will retire from the Board at the Meeting.  Mr. Okada is both independent and financially literate.

Relevant Education and Experience

All of the Audit Committee members (current and proposed) are businessmen with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their respective years of experience as directors of public companies other than the Company.

Peter Wong (current Audit Committee member)

Mr. Wong is currently the Chief Financial Officer of Plutonic Power Corporation, a TSX listed company and a leading developer and builder of renewable and clean energy projects.  Mr. Wong also served in a senior management capacity with a number of mineral exploration stage, development stage and production mining companies listed in Canada and in the U.S. over the past 15 years.  Prior to that Mr. Wong articled with the accounting firm, Deloitte and Touche in Vancouver.  Mr. Wong is a member of the Institute of Chartered Accountants of British Columbia and holds a B. Comm. from the University of British Columbia (1989).

Chris Theodoropoulos

Mr. Theodoropoulos is the Chairman of Africo Resources Ltd.  He is also a director of several other publicly traded companies.  Mr. Theodoropoulos received his civil law degree (BCL) in 1981 and his common law degree (LLB) in 1982, both from McGill University.  Mr. Theodoropoulos has practiced in corporate, securities, mining and commercial law involving publicly traded companies, over the past 20 years.

André Audet

Mr. Audet is the Chairman and Chief Executive Officer of Everton Resources Inc., a Canadian mineral exploration and development company, and Chairman of the Board of Majescor Resources Inc., a Canadian diamond exploration company, both of which trade on the TSX Venture Exchange (the “TSXV”).  He is also a director of several other publicly traded companies involved in mineral exploration.  Mr. Audet was formerly Vice-President at Nesbitt Burns/BMO specializing in private portfolios and mining investments from 1989 to 1999.  He was also an Investment Dealer at Midland Doherty and Royal Trust from 1987 to 1989.  Mr. Audet graduated with a Bachelor of Commerce from the University of Ottawa.

Larry Okada (incoming Audit Committee member)

Mr. Okada is currently the Chief Financial Officer of BCGold Corp., and has been involved with numerous public mining companies listed on the TSXV over the past 32 years.  He is a Chartered Accountant in British Columbia (1976) and Alberta (1989) as well as a Certified Public Accountant in Washington State (2000).  Mr. Okada has been in public practice with Deloitte & Touche LLP, his own firm, Staley, Okada & Partners, and PricewaterhouseCoopers LLP over the past 35 years.  Mr. Okada sits on various committees with the Institute of Chartered Accountants of British Columbia.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year did the board of directors of the Company decline to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the issuer relied on:  (a) the exemption in section 2.4 (De Minimis Non-audit Services), or (b) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

As at the date of this Information Circular, the Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees were $36,000 for the fiscal year ended September 30, 2008 and $42,000 for the fiscal year ended September 30, 2007.

Audit-Related Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for additional services related to the performance of the audit or review of the Company’s financial statements were $576 for the fiscal year ended September 30, 2008 and $31,441 for the fiscal year ended September 30, 2007.  These additional services relate to professional services provided by the external auditor in supporting management in their preparation of interim financial statements and the Form 20-F and are not included in the amount noted under audit fees.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning were $1,200 for the fiscal year ended September 30, 2008 and $1,200 for the fiscal year ended September 30, 2007.  These professional services relate to professional services rendered for preparation of corporate tax returns for the Company and its subsidiaries.

     All Other Fees

The fees billed during the year ended September 30, 2008 for internal control audit services provided by the external auditors was $40,000.

Exemption for Venture Issuers

As a venture issuer, the Company is exempt from the provisions of NI 52-110 that would otherwise require its audit committee to be constituted in accordance with Part 3 of NI 52-110, and the Company to provide comprehensive disclosure about the members of its audit committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at September 30, 2008, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company and the one other executive officer of the Company (the “Named Executive Officers”).

Summary Compensation Table

	Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen- sation ($)
Gary Freeman President & Chief Executive Officer	2008 2007 2006	Nil Nil Nil	$250,000(1) Nil Nil	$232,200(1) $144,000(1) $128,000(1)	335,000(1)(4) Nil 370,000(1)	$106,400(2) $133,250(2) $34,000(2)	N/A N/A N/A	$591,400(3) $15,750(3) $88,500(3)
John Seaman Chief Financial Officer(5)	2008 2007	Nil Nil	Nil Nil	Nil Nil	50,000 100,000	Nil Nil	N/A N/A	$115,000(3) Nil
Melvin Herdrick Vice–President, Exploration	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$173,908 Nil Nil	300,000(6) 50,000 55,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

NOTES:

(1)

Consulting/management fees (net of applicable taxes) and bonus paid to, and options granted to, GF Consulting Corp., a private company wholly-owned by Mr. Freeman.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)

An aggregate of 350,000 units were issued to Mr. Freeman on October 4, 2005 (as to 150,000), March 17, 2006 (as to 40,000), March 30, 2007 (as to 100,000), August 21, 2007 (as to 25,000), and December 3, 2007 (as to 35,000) pursuant to private placements and the shares and any shares to be acquired on exercise of the warrants were subject to a four month hold period that has since expired.  The closing market prices of the Company’s shares on the dates of issuance were $0.72, $0.85, $0.95, $1.53 and $3.04 per share, respectively.

(3)

These amounts represent the aggregate dollar value of the difference between the stock option exercise prices and the market price of the Company’s shares on the TSXV on the dates of exercise.

(4)

235,000 of these options were cancelled subsequent to the financial year ended September 30, 2008.

(5)

Mr. Seaman was appointed Chief Financial Officer of the Company on April 27, 2007.

(6)

200,000 of these options were cancelled subsequent to the financial year ended September 30, 2008.

Stock Options

The following table sets forth stock options granted during the financial year ended September 30, 2008 to the Named Executive Officers:

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Gary Freeman	55,000(1) 180,000(1) 100,000	2.35% 7.69% 4.27%	$1.88 $3.00 $1.60	$3.23 $3.44 $1.59	Oct. 25, 2012 Nov. 16, 2012 June 17, 2013
John Seaman	50,000	2.14%	$1.60	$1.59	June 17, 2013
Melvin Herdrick	200,000(1) 100,000	8.55% 4.27%	$1.88 $1.60	$3.23 $1.59	Oct. 25, 2012 June 17, 2013

NOTE:

(1)

These options were cancelled subsequent to the financial year ended September 30, 2008.

The following table sets forth details of each exercise of stock options during the financial year ended September 30, 2008 by the Named Executive Officers and the financial year end value of unexercised options on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year

and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable(4)
Gary Freeman	217,500	$591,400	592,500 (Exercisable) 27,500(1) (Unexercisable)	$136,800 (Exercisable)
John Seaman	50,000	$115,000	75,000 (Exercisable) 25,000(2) (Unexercisable)	$12,500 (Exercisable) $12,500 (Unexercisable)
Melvin Herdrick	Nil	N/A	330,000 (Exercisable) 100,000(3) (Unexercisable)	$86,150 (Exercisable)

NOTES:

(1)

Stock options, all for terms of five years, to purchase shares as follows:  285,000 shares at $0.80 per share granted on April 25, 2006, 55,000 shares at $1.88 per share granted on October 25, 2007, 180,000 shares at $3.00 per share granted on November 16, 2007 and 100,000 shares at $1.60 per share granted on June 17, 2008.

(2)

Stock options, all for terms of five years, to purchase shares as follows:  50,000 shares at $0.78 per share granted on April 27, 2007 and 50,000 shares at $1.60 per share granted on June 17, 2008.

(3)

Stock options, all for terms of five years, to purchase shares as follows:  25,000 shares at $0.50 per share granted on July 21, 2005, 30,000 shares at $0.80 per share granted on April 25, 2006, 25,000 shares at $0.55 per share granted on August 2, 2006, 50,000 shares at $0.60 per share granted on February 12, 2007, 200,000 shares at $1.88 per share granted on October 25, 2007, and 100,000 shares at $1.60 per share granted on June 17, 2008.

(4)

Based on the closing price of $1.28 for the shares of the Company on September 30, 2008.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Gary Freeman, the President and Chief Executive Officer of the Company, entered into a Consulting Services Agreement made effective as of March 1, 2007 with the Company pursuant to which Mr. Freeman agreed to provide to the Company management and administrative services consistent with the position held in consideration of a monthly consulting fee of $12,000 plus applicable taxes commencing on March 1, 2007 through to February 28, 2008; plus option grant entitlement.  That agreement has been replaced with a new consulting agreement (the “GFCC Agreement”) dated January 1, 2008 between the Company and GF Consulting Corp. (“GFCC”), a private company wholly-owned by Mr. Freeman, pursuant to which GFCC has agreed to provide the same services to the Company in consideration of a monthly consulting fee of $20,000 plus applicable taxes commencing on January 1, 2008; plus option grant entitlement.  The GFCC Agreement also provides for an increase in the monthly consulting fee, subject to Board approval, should the duties required of GFCC increase.  The GFCC Agreement may be terminated by GFCC at any time, for any reason, without cause or entitlement to termination fees, upon 60 days’ written notice to the Company.  The Company may terminate the GFCC Agreement: () for cause, at any time, in the event of the failure by GFCC to comply with any of the provisions of the GFCC Agreement, in which event GFCC will not be entitled to receive any fees, bonus or termination fee for any period after the effective date of the termination; and () at any time, without cause or reason, by written notice (the “Termination Notice”) to GFCC, in which case, the Company shall pay to GFCC, subject to a minimum twelve months’ compensation, all compensation due to it pursuant to the terms of the GFCC Agreement accruing for the balance of the term to the expiry date within ten business days from the date of the Termination Notice.

The GFCC Agreement was considered and approved by the independent directors of the Board.

Melvin Herdrick, the Vice–President, Exploration of the Company, entered into a Consulting Services Agreement (the “Herdrick Agreement”) made effective January 1, 2008 with the Company pursuant to which Mr. Herdrick agreed to provide to the Company exploration and evaluation services consistent with the position held in consideration of a monthly consulting fee of US$15,000 per month, plus option grant entitlement.  The Herdrick Agreement also provides for an increase in the monthly consulting fee, subject to Board approval, should the duties required of Mr. Herdrick increase.  The Herdrick Agreement may be terminated by Mr. Herdrick at any time, for any reason, without cause or entitlement to termination fees, upon 60 days’ written notice to the Company.  Either party may terminate the Herdrick Agreement for cause, at any time without entitlement to any further compensation, in the event of a failure by the other party to comply with any of the provisions of the Herdrick Agreement, in which event Mr. Herdrick will not be entitled to receive any fees, bonus, or termination fee for any period after the effective date of termination.  The Company may terminate the Herdrick Agreement at any time, without cause or reason, by written notice (the “Termination Notice”) to Mr. Herdrick, in which case, the Company shall pay to Mr. Herdrick, the fees due for the three months following the termination of the Herdrick Agreement, or the remainder of the term, whichever is less, within ten business days for the date of the Termination Notice.

The Herdrick Agreement was considered and approved by the independent directors of the board.

Share Option Plan

The Company has in place a Share Option Plan (the “Plan”) for the benefit of directors, officers, employees, management company employees and consultants of the Company and of its subsidiaries.  The Plan provides that the directors of the Company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Plan.  The maximum aggregate number of common shares that may be subject to issuance under the Plan is equal to 10% of the outstanding shares at the time of the option grant, less the aggregate number of existing options and number of common shares that are subject to issuance under outstanding rights that have been issued by the Company under any other share compensation arrangements.  The exercise price of an option issued under the Plan is determined by the directors, but may not be less than the closing market price of the Company’s shares on the day preceding the date of granting of the option less any available discount, in accordance with the policies of the TSXV.  So long as the Company remains a Tier 2 issuer on the TSXV, no option may be granted for a term longer than five years.  If the Company graduates to a Tier 1 issuer on the TSXV or to the Toronto Stock Exchange, then the maximum term of any option will be ten years.  An option may expire on such earlier date or dates as may be determined by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise.

Compensation of Directors

During the financial year ended September 30, 2008, no compensation, cash or otherwise, was paid or is payable by the Company to the directors of the Company, other than the Named Executive Officers (the “Other Directors”) for services rendered.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except stock options.  The following table sets forth stock options granted during the financial year ended September 30, 2008 to the Other Directors of the Company (including two former directors of the Company):

Name	Date of Grant	Common Shares Under Options Granted	Exercise Price	Market Value of Common Shares on Date of Grant	Expiration Date
Chester Millar	06/17/2008	250,000	$1.60	$1.59	06/17/2013
Michael Halvorson	11/16/2007	40,000(1)	$3.00	$3.44	11/16/2012
Michael Halvorson	06/17/2008	50,000	$1.60	$1.59	06/17/2013
Andre Audet	11/16/2007	70,000(1)	$3.00	$3.44	11/16/2012
Andre Audet	06/17/2008	50,000	$1.60	$1.59	06/17/2013
Chris Theodoropoulos	11/16/2007	25,000(1)	$3.00	$3.44	11/16/2012
Chris Theodoropoulos	06/17/2008	50,000	$1.60	$1.59	06/17/2013
Chris Theodoropoulos	10/25/2007	30,000(1)	$1.88	$3.23	10/25/2012
Bradley Aelicks	11/16/2007	25,000(2)	$3.00	$3.44	11/16/2012
Ewan Downie	11/16/2007	70,000(3)	$3.00	$3.44	11/16/2012

NOTES:

(1)

These options were cancelled subsequent to the financial year ended September 30, 2008.

(2)

This option was cancelled on April 14, 2008 due to the resignation of Mr. Aelicks as a director of the Company.

(3)

This option was cancelled on November 26, 2008 due to the resignation of Mr. Downie as a director of the Company on August 26, 2008.

The following table sets forth stock options exercised during the financial year ended September 30, 2008 by the Other Directors of the Company (including two former directors of the Company):

Name	Date of Grant	Date of Exercise	No. of Shares Acquired on Exercise	Exercise Price	Net Aggregate Value Realized
Chris Theodoropoulos	03/23/2007	11/06/2007	37,500	$0.73	$96,375
Bradley Aelicks	07/21/2005	05/05/08	70,000	$0.63	$92,400
Bradley Aelicks	04/25/2006	06/09/08	50,000	$0.80	$42,500
Ewan Downie	08/02/2006	11/09/2007	70,000	$0.55	$175,000

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended September 30, 2008, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	3,642,500	$1.61	493,207(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,642,500	$1.61	493,207(1)

Note:

(1)

Based on 41,357,069 common shares of the Company issued and outstanding as at September 30, 2008.  The maximum aggregate number of common shares of the Company that may be reserved for issuance under the Plan is equal to 10% of the issued and outstanding common shares at the time of the option grant.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Consulting Agreement with Melvin Herdrick

See “Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts” for details regarding the entering into of a consulting agreement with Melvin Herdrick.

Consulting Agreement with GF Consulting Corp.

See “Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts” for details regarding the entering into of a consulting agreement with GF Consulting Corp.

Unit Private Placement – December 2007

On December 3, 2007, the Company issued by way of private placement a total of 5,849,300 units at a price of $3.00 per unit, each unit consisting of one common share and one-half of one transferable warrant.  Each whole warrant entitles the holder to purchase one additional common share for a term of 18 months ending on June 3, 2009 at a price of $3.75 per share.  Gary Freeman, Michael Halvorson and Chris Theodoropoulos (directors of the Company) participated in this private placement as to 35,000, 100,000 and 5,000 units, respectively.

Issuance of Bonus Shares

Pursuant to a Share Exchange Agreement dated June 22, 2005 between the Company and El Dragon Minerals, LLC et al (the “El Dragon Agreement”), on December 4, 2008, the Company issued an aggregate of 2,500,000 common shares (the “Bonus Shares”) at a deemed price of $0.075 per share to the former shareholders of the Company’s subsidiary, Minera Pitalla S.A. de C.V. (“Pitalla”).  Under the El Dragon Agreement, the Bonus Shares were issuable on the satisfaction of a condition that more than one million ounces of gold or gold equivalent resource be discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project.  A National Instrument 43-101 report on the San Antonio project commissioned by the Company reported an inferred resource of 1.45 million ounces of gold.  Based on that report and an additional independent review of the project, the Company determined that that condition had been satisfied.  As part of this event, GF Consulting Corp. (Gary Freeman) and Melvin Herdrick were issued 211,848 and 494,311 Bonus Shares, respectively.

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since October 1, 2007 which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

During the financial year ended September 30, 2008, Smythe Ratcliffe LLP served as the Company’s auditors.  G. Ross McDonald, Chartered Accountant, was first appointed as the Company’s auditor on January 13, 2004 and, during the 2005 calendar year, Mr. McDonald merged his accounting practice with Smythe Ratcliffe LLP, who then audited and issued the audit report on the financial statements of the Company for the fiscal year ended September 30, 2005.  Smythe Ratcliffe LLP was re-appointed auditors by the Company’s shareholders at the last three shareholders’ meetings.

The management of the Company will recommend to the Meeting to appoint Smythe Ratcliffe LLP as auditors of the Company.

MANAGEMENT CONTRACTS

Chris Babcock

Chris Babcock, of 2168 Seamount Drive, Ferndale, Washington, 98248, the Project Manager for the Company’s San Antonio project, entered into a Consulting Services Agreement (the “Babcock Agreement”) dated October 1, 2008 with the Company pursuant to which Mr. Babcock agreed to provide to the Company consulting services in relation to the Company’s strategy with regard to developing its San Antonio project to and through the production stage, and such other services as may be incidental to the foregoing, in consideration of a fee equal to US$750.00 per day, for each full day in which services are rendered, plus option grant entitlement.  The term of the Babcock Agreement is from October 1, 2008 up to and including September 30, 2009.

The Babcock Agreement may be terminated under the following circumstances:  death, permanent disability, with cause at the option of the Company, not for cause at the option of the Board, on notice, or due to a change in control.  Any termination of Mr. Babcock’s engagement by the Company shall be communicated by written notice of termination.  Should the Babcock Agreement be terminated due to death, permanent disability, for cause or if Mr. Babcock voluntarily terminates his engagement, the Company’s obligation to compensate Mr. Babcock shall cease as of the date of termination.  Should the Babcock Agreement be terminated not for cause, the Company shall pay to Mr. Babcock a termination fee equal to US$90,000 and have any active options remain valid for 12 months.  Should the Babcock Agreement be terminated due to a change in control, the Company shall pay to Mr. Babcock a termination fee equal to US$90,000.

The Babcock Agreement was considered and approved by the independent directors of the board.

Mr. Babcok owes no debt to the Company that was outstanding at any time since the beginning of the Company’s last completed financial year.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Continuance of Share Option Plan

In accordance with the policy of the TSX Venture Exchange (the “Exchange”) governing stock options, all issuers are required to adopt a share option plan pursuant to which stock options may be granted.

The Company currently has a share option plan (the “Plan”) as previously approved by the directors, and as also first approved by the shareholders of the Company at the Annual General and Special Meeting held on March 20, 2008.  The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.  The Plan provides for the issuance of stock options to acquire up to 10% of the Company’s issued and outstanding capital as at the date of grant.  This is a “rolling” plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases.

The Exchange policy requires that such Plans be approved by shareholders annually, at the company’s annual general meeting.  Continuation of the Plan will be subject to the approval of the shareholders of the Company and review and acceptance by the Exchange.  For the principal features of the Plan, see “Executive Compensation – Share Option Plan”.

A copy of the Plan will be available at the Meeting for review by the shareholders.  In addition, upon request, shareholders may obtain a copy of the Plan from the Company prior to the Meeting.

Accordingly, the shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that:

.

the Company’s share option plan (the “Plan”), as described in the Information Circular of the Company dated February 11, 2009, be and is hereby ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

.

the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan, entitling the option holders to purchase up to that number of common shares that is equal to 10% of the issued and outstanding capital of the Company at the time of the grant;

.

the outstanding stock options which have been granted prior to the renewal of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

.

any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions and to complete all transactions in connection with the continuation of the Plan.”

Cancellation and Re-Grant of Incentive Stock Options to Insiders

The substantial downturn in the world’s financial markets resulted in a significant drop in the trading price of the Company’s shares on the TSXV with the result that the outstanding incentive stock options as currently priced no longer offers an adequate incentive to directors, officers and service providers.  Recognizing that the stock option grants are a critical element of the Company’s compensation policy, the Board is of the view that it is in the best interests of the Company to cancel certain outstanding stock options and then re-grant stock options to certain of those optionees at an exercise price more in line with the current market price of the Company’s shares.  Pursuant to TSXV Policy 4.4, if a company cancels a stock option and within one year grants new options to the same individual, and that individual is an insider of the Company, then to the extent that new options are granted to insiders of the Company to replace the cancelled options, the new (replacement) options are treated as amendments to the cancelled options.  When those new (replacement) options have a lower exercise price than the cancelled options, pursuant to TSXV Policy 4.4, the event is considered to be a downward repricing of insider options and is, therefore, subject to disinterested shareholder approval.

Accordingly, on December 12, 2008, the directors approved the cancellation of an aggregate of 1,145,000 outstanding stock options of which 650,000 were held by insiders of the Company as follows:

Name of Insider	No. of Options Cancelled	Original Date of Grant	Original Exercise Price
Dayna Caouette	50,000	October 25, 2007	$1.88
GF Consulting Corp. (Gary Freeman)	55,000	October 25, 2007	$1.88
Melvin Herdrick	200,000	October 25, 2007	$1.88
Chris Theodoropoulos	30,000	October 25, 2007	$1.88
Andre Audet	70,000	November 16, 2007	$3.00
GF Consulting Corp. (Gary Freeman)	180,000	November 16, 2007	$3.00
Michael Halvorson	40,000	November 16, 2007	$3.00
Chris Theodoropoulos	25,000	November 16, 2007	$3.00
TOTAL:	650,000

Also on December 12, 2008, the directors approved, subject to acceptance for filing by the TSXV and, where required, disinterested shareholder approval, the re-grant of an aggregate of 585,000 stock options at a price of $0.60 per share exercisable until December 12, 2013 of which 520,000, being that portion of the new options granted requiring approval pursuant to TSXV Policy 4.4, were re-granted to certain insiders of the Company as follows:

Name of Insider	No. of Options Re-Granted
Dayna Caouette	50,000
GF Consulting Corp. (Gary Freeman)	235,000
Melvin Herdrick	70,000
143 Investments Ltd. (Chris Theodoropoulos)	55,000
Andre Audet	70,000
Michael Halvorson	40,000
TOTAL:	520,000

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that the cancellation of stock options previously granted to certain insiders of the Company to purchase an aggregate of 650,000 common shares (335,000 at $1.88 per share and 315,000 at $3.00 per share) and the subsequent re-grant to certain insiders of the Company of stock options to purchase up to an aggregate of 520,000 common shares at an exercise price of $0.60 per share until December 12, 2013, as described in the Information Circular of the Company dated February 11, 2009, be and is hereby ratified and approved.”

Passage of the foregoing ordinary resolution requires the affirmative vote of a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy on the resolution.  As aforesaid, the foregoing resolution pertaining to stock options cancelled and re-granted to insiders of the Company is subject to approval by disinterested shareholders, and accordingly, none of the insiders to whom options may be granted under the Plan, nor their associates, shall be entitled to vote their shares, being 4,287,364 common shares as at the record date of February 11, 2009 (9.8% of the issued capital), on that resolution.

The directors of the Company believe that the passage of the ordinary resolution is in the best interests of the Company and recommend that shareholders vote in favour of the foregoing resolution.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Shareholders may contact the Company at its offices located at Suite 720, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2 or by telephone at 604.682.4418 to request copies of the Company’s financial statements and MD&A.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Vancouver, British Columbia, this 11th day of February, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Gary Freeman”

Gary Freeman,

President & Chief Executive Officer

APPENDIX 1

PEDIMENT EXPLORATION LTD.

CHARTER OF THE COMPENSATION COMMITTEE

Purpose

This Charter sets out the purpose, composition, duties and authority of the Compensation Committee (the “Committee”).  The purpose of the Committee is to act as the representative of the Board of Directors, in carrying out its corporate governance and oversight responsibilities, in relation to the review and approval process for any and all agreements, written or verbal, for compensation of any type, including any lump sum cash payments, issuance of securities of the Company or any other type of bonus, or any retirement package or other incentive (together, other than as restricted in the following sentence, the “Compensation”) for executive directors of the Company, independent of the involvement from those executive directors.

Compensation shall not include:

•

the involvement of the executive directors in a private or public placement of securities of the Company in line with relevant stock exchange policies; or

•

any plan for payment of cash, issuance of stock options or securities or other bonus as may apply equally to all Board members in line with relevant stock exchange policies, provided that the relevant placement or Board payment is approved by the Board; and

•

meets all requirements of the B.C. Business Corporation Act S.B.C 2002, c57 or any replacement legislation, including proper disclosure of all “disclosable interests”, as defined therein.

Composition & Procedure

The Committee shall consist of at least two Directors, all of whom shall not be current executive directors and whom shall be “independent” within the meaning of Multilateral Instrument 52-110.  The Board of Directors, immediately following the Annual General Meeting of the Company, shall appoint the Committee annually, or as soon thereafter as is reasonable.  Each member of the Committee shall be financially literate and have relevant corporate experience, meaning that he or she must be able to review the proposed management agreements or terms of Compensation, determine their fairness in relation to those granted by mining companies of a similar size and stage of development and understand the overall financial cost for the Company.  The Committee may adopt from time to time such other procedures, not inconsistent with this Charter and the Articles of the Company, as the Committee may determine.  The timing, place, calling and procedure of the Committee, shall be as determined by the Chairman of the Committee, and includes the right, should any Committee member so request, to carry out such meetings on a confidential basis, without the presence of the relevant executive director whose Compensation is subject to review.

Duties & Responsibilities

The Committee’s duties include the duty to:

•

review and oversee the past, present and future actions of executive directors and their current or proposed Compensation as it relates to the fulfilment of their executive duties as have been mandated by the Board, as is normally attached to their position(s) and as set out in their written employment contract, if any, and, as required, evaluate, modify, approve or, as necessary, terminate any and all agreements for Compensation of executive directors based on that review;.

•

regularly review and evaluate this Charter and assess the effectiveness of the Committee;

•

if requested by the Board, review and evaluate agreements for compensation of all senior officers of the Company that are not executive directors and report their findings to the Board.

Authority of the Committee

The Committee shall have full authority to take all steps needed to carry out its duties.  The Committee is not subject to any third party or outside time deadlines or financial restrictions, other than as restricted by law or by the Articles of the Company.  The Committee shall have unrestricted access to any officer, employee or consultant of the Company.  The Committee shall have the authority to engage outside expertise as it may deem appropriate in fulfilling its duties, without consulting with or obtaining approval from management.  The Committee has the power to reject any proposed Compensation in whole or in part as it best determines and also to grant any Compensation to executive directors as they best determine.

APPENDIX 2

PEDIMENT EXPLORATION LTD.

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

•

The audit process;

•

The financial accounting and reporting process to shareholders and regulatory bodies; and

•

The system of internal financial controls.

Composition

The Committee shall consist of three Directors, the majority of whom are “independent” within the meaning of Multilateral Instrument 52-110, Audit Committees, for so long as the Company is a “venture issuer”, as defined therein.  The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company.  Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements.  One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor.  Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies.  The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements.  The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

•

Management Oversight:

o

Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

o

Review and evaluate the Company’s internal controls, as established by Management;

o

Review and evaluate the status and adequacy of internal information systems and security;

o

Meet with the external auditor at least one a year in the absence of Management;

o

Request the external auditor’s assessment of the Company’s financial and accounting personnel;

o

Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and

o

Review and evaluate the Company’s banking arrangements.

•

External Auditor Oversight

o

Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;

o

Review the scope and approach of the annual audit;

o

Inform the external auditor of the Committee’s expectations;

o

Recommend the appointment of the external auditor to the Board;

o

Meet with Management at least once a year in the absence of the external auditor;

o

Review the independence of the external auditor on an annual basis;

o

Review with the external auditor both the acceptability and the quality of the Company’s accounting principles; and

o

Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

•

Financial Statement Oversight

o

Review the quarterly reports with both Management and the external auditor;

o

Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;

o

Review and discuss with Management the annual audited financial statements; and

o

Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

•

“Whistleblower” Procedures

o

Provide for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

o

Provide for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matter.

PEDIMENT EXPLORATION LTD.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on March 20, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on Wednesday, March 18, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

19JA09051.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Pediment Exploration Ltd. hereby appoint: Gary Freeman, President and CEO of the Company or failing this person, **Dayna Caouette**, Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of **Pediment Exploration Ltd.** to be held at Suite 720, 789 West Pender Street, Vancouver, B.C. V6C 1H2 on Friday, March 20, 2009 at 10:00 am PST and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For | Against

1. **Number of Directors**
To determine the number of directors at eight. ☐ ☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Gary Freeman	☐	☐	02. Chester Millar	☐	☐	03. Michael Halvorson	☐	☐
04. Andre Audet	☐	☐	05. Chris Theodoropoulos	☐	☐	06. Leonard Harris	☐	☐
07. Larry Okada	☐	☐	08. Melvin Herdrick	☐	☐			

For | Withhold

3. **Appointment of Auditors**
Appointment of Smythe Ratcliffe LLP as Auditors of the Company for the ensuing year. ☐ ☐

For | Against

4. **Continuance of Share Option Plan**
To approve the continuance of the Company's Share Option Plan. ☐ ☐

For | Against

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

0 5 3 7 4 5 A R 0 X C P Q

PEDIMENT EXPLORATION LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Voting Instruction Form ("VIF") - Annual General Meeting to be held on March 20, 2009

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appointment some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 am, Pacific Time, on Wednesday, March 18, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

19JA09051.NOBO.E.SEDAR/000001/000001/i

Appointee(s)

Management Appointees are: Gary Freeman, President and CEO of the Company or failing this person, **Dayna Caouette**, Secretary of the Company,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of **Pediment Exploration Ltd.** to be held at Suite 720, 789 West Pender Street, Vancouver, B.C. V6C 1H2 on Friday, March 20, 2009 at 10:00 am PST and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To determine the number of directors at eight.	☐	☐

2. **Election of Directors**

	For	Withhold		**For**	Withhold		**For**	Withhold
01. Gary Freeman	☐	☐	02. Chester Millar	☐	☐	03. Michael Halvorson	☐	☐
04. Andre Audet	☐	☐	05. Chris Theodoropoulos	☐	☐	06. Leonard Harris	☐	☐
07. Larry Okada	☐	☐	08. Melvin Herdrick	☐	☐			

	For	Withhold
3. **Appointment of Auditors** Appointment of Smythe Ratcliffe LLP as Auditors of the Company for the ensuing year.	☐	☐

	For	Against
4. **Continuance of Share Option Plan** To approve the continuance of the Company's Share Option Plan.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

0 5 3 7 4 2 A R 0 X C P Q

PEDIMENT EXPLORATION LTD.

(the “Company”)

Request for Annual Financial Statements and MD&A

And/Or Interim Financial Statements and MD&A

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders of the Company may request to receive the annual financial statements and the related management’s discussion and analysis (“MD&A”) of the Company for fiscal 2008 and the interim financial statements and the related MD&A of the Company for the first, second and third quarters of fiscal 2009.  If you wish to receive such material, please complete and return this form to:

PEDIMENT EXPLORATION LTD.

Suite 720, 789 West Pender Street

Vancouver, BC V6C 1H2

Attention: Dayna Caouette, Secretary

Fax: 604.669.0384

E-mail: dayna@pedimentexploration.com

Any response you make on this form will be in effect for 2009 only, in accordance with securities regulations.

If you do not make the request below, you will not be sent the Company’s Annual Financial Statements and related MD&A for fiscal 2008 or the Company’s Interim Financial Statements and related MD&A for fiscal 2009.  These documents may be found on SEDAR at www.sedar.com.

I certify that I am a registered/non-registered owner of common shares of the Company and request that I be placed on the Company’s Mailing List in order to receive [check one or both to effect the request]:

_______ the Company’s Annual Financial Statements and related MD&A for fiscal 2008

_______ the Company’s Interim Financial Statements and related MD&A for fiscal 2009

Name of Shareholder (please print)

Address/City/Province or State/Postal Code or Zip Code

Name and Title of Person Signing (if different from name above)

Preferred Method of Communication (check one):   E-mail  [  ]      Mail  [  ]      Fax  [  ]

E-mail Address (if applicable)                                            Fax No. (if applicable)

Signature of Shareholder                                                    Date

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509

(Registrant)

Date: March 2, 2009           By /s/ Gary Freeman

                                      Gary Freeman, President/CEO/Director